UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File No. 001-39000

Vista Energy, S.A.B. de C.V.

(Exact Name of the Registrant as Specified in the Charter)

N.A.

(Translation of Registrant’s Name into English)

Torre Mapfre,

243 Paseo de la Reforma Avenue, 18th Floor

Colonia Renacimiento, Alcaldía Cuauhtémoc

06600, Mexico City

Mexico

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Vista announces 143 MMboe of estimated P1 reserves in La Amarga Chica and provides operational and financial update

Mexico City, June 2, 2025 – Vista Energy, S.A.B. de C.V. (“Vista” or the “Company”) (NYSE: VIST; BMV: VISTA) announced today an estimation of 143 MMboe of proved (“P1”) reserves corresponding to its 50% working interest in La Amarga Chica and provided an operational and financial update.

As previously announced, on April 15, 2025, Vista Energy Argentina S.A.U. (“Vista Argentina”) and Vista consummated the acquisition of 100% of Vista Energy LACH S.A. (formerly known as Petronas E&P Argentina S.A.) (“PEPASA”)’s capital stock (the “PEPASA Acquisition”). PEPASA owns a 50% non-operated working interest in the La Amarga Chica concession, which is located in Argentina.

PEPASA Reserves

The table below includes PEPASA’s estimates of the proved reserves in La Amarga Chica as of December 31, 2024 (calculated at 50% working interest held by PEPASA). PEPASA has 188 net proved well locations booked at its 50% working interest, of which 122 are booked as proved developed and 66 as proved undeveloped.

	Oil and NGL (MMbbl)	Gas (MMboe)	Total (MMboe)
Net proved developed	54.7	4.4	59.1
Net proved undeveloped	75.8	8.4	84.2

Total net proved	130.5	12.8	143.3

P1 reserves valuation

The estimated future net cash flows attributable to PEPASA’s interests in the P1 reserves as of December 31, 2024, discounted at 10% per annum, amounted to 2,037 $MM.

Future net cash flows were calculated by applying prices of oil, NGL (Natural Gas Liquids) and gas (calculated as the unweighted arithmetic average of the first-day-of-the-month price for each month within the 12-month period prior to the end of the reporting period, unless prices were defined by contractual agreements) to estimated future production of proved oil, NGL and gas reserves as of the date reported, less the estimated future expenditures (based on current costs) to be incurred in developing and producing the proved reserves. Future net cash flows were then discounted using a factor of 10% per annum.

The proved reserves as of December 31, 2024, were calculated using a price of 69.4 $/bbl for oil, 25.7 $/boe for LPG and 4.1 $/mcf for natural gas. Such prices are consistent with SEC regulations.

The estimated certified future net cash flows attributable to PEPASA’s interests in the P1 reserves as of December 31, 2024, are summarized below:

Future net cash flows (Cumulative $MM)	Undiscounted	Discounted at 10% p.a.
Proved developed	1,678	1,107
Proved undeveloped	1,916	930

Total proved	3,594	2,037

Vista Pro Forma Reserves

Vista’s total net proved reserves on a pro forma basis giving effect to the PEPASA Acquisition (as if such transaction had occurred on January 1, 2024) were 518.5 MMboe as of December 31, 2024.

The estimate of future net cash flows attributable to Vista’s interests on a pro forma basis giving effect to the PEPASA Acquisition, discounted at 10% per annum, amounted to 6,069 $MM as of December 31, 2024.

	Vista (without PEPASA)	PEPASA	Total net proved
Net proved reserves (MMboe)	375.2	143.3	518.5
Future net cash flows, discounted at 10% p.a. (Cumulative $MM)	4,032	2,037	6,069

PEPASA Production

The following table sets forth the oil and natural gas historical production volumes, calculated at PEPASA’s working interest percentage of 50% in La Amarga Chica, as filed with the Argentine Secretary of Energy.

	Q1-25	Q1-24	2024	2023	Q1-25 ▲ g/g	2024 ▲ g/g
Oil (bbl/d)	29,837	28,937	32,769	27,755	3%	18%
Natural Gas (boe/d)	3,787	3,651	3,937	3,173	4%	24%
Total (boe/d)	33,623	32,588	36,705	30,927	3%	19%

Summary Pro Forma Financial Data in U.S. Dollars of Vista Energy Argentina S.A.U.

The tables below include unaudited pro forma financial information as of and for the three-month period ended March 31, 2025 and for the year ended December 31, 2024, giving effect to the PEPASA Acquisition on Vista Argentina. The unaudited pro forma statement of financial position as of March 31, 2025 was prepared as if the PEPASA Acquisition had occurred on March 31, 2025. The unaudited pro forma statements of profit or loss for the three-month period ended March 31, 2025 and for the year ended December 31, 2024 have been prepared to give pro forma effect to the PEPASA Acquisition as if such transaction had occurred on January 1, 2024.

Pro Forma Statements of Profit or Loss and Other Comprehensive Income

(Amounts expressed in thousands of U.S. dollars)

	For the three-month period ended March 31, 2025
	Vista Argentina	PEPASA	PEPASA Pro forma adjustments	Vista Argentina + PEPASA Pro forma Consolidated
Revenue from contracts with customers	436,156	216,235	—	652,391
Cost of sales
Operating costs	(32,518)	(17,360)	—	(49,878)
Crude oil stock fluctuation	9,032	(112)	—	8,920
Royalties and others	(67,047)	(22,716)	—	(89,763)
Depreciation, depletion and amortization	(123,643)	(69,816)	—	(193,459)
Other non-cash costs related to the transfer of conventional assets	(7,240)	—	—	(7,240)

Gross profit	214,740	106,231	—	320,971

Selling expenses	(46,594)	(12,572)	—	(59,166)
Administrative expenses	(8,422)	(7,201)	—	(15,623)
Other operating income	5,947	(609)	—	5,338
Other operating expenses	(1,192)	—	—	(1,192)
Profit (loss) from investments in associates	(24)	—	—	(24)

Operating profit	164,455	85,849	—	250,304

Interest income	3,196	—	—	3,196
Interest expense	(24,281)	(10,328)	(1,819)	(36,428)
Other financial income (expense)	15,481	40,560	(5,808)	50,232

Financial income (expense), net	(5,604)	30,232	(7,627)	17,001

Profit before income tax	158,851	116,081	(7,627)	267,305

Income tax (expense)	(49,838)	(36,034)	6,029	(79,843)

Profit for the period	109,013	80,047	(1,598)	187,462

Other comprehensive income
Other comprehensive income that shall not be reclassified to profit (loss) in subsequent periods
Profit (loss) from actuarial remediation related to defined benefit plan	(22)	—	—	(22)
Deferred income tax (expense) benefit	7	—	—	7
Other comprehensive income	(15)	—	—	(15)

Total comprehensive profit for the period	108,998	80,047	(1,598)	187,447

Adjusted EBITDA	295,362	155,665	—	451,027
Adjusted EBITDA Margin	67%	72%	—	69%
Adjusted Net Income	99,769	85,710	(1,598)	183,881
Leverage Ratio	1.49	0.07	—	1.12
Net Leverage Ratio	0.97	(0.01)	—	1.09

	For the year ended December 31, 2024
	Vista Argentina + AFBN (1)	PEPASA (2)	PEPASA Pro forma adjustments	Vista Argentina + AFBN + PEPASA Pro forma Consolidated
Revenue from contracts with customers	1,635,012	908,776	—	2,543,788
Cost of sales
Operating costs	(130,703)	(62,836)	—	(193,536)
Crude oil stock fluctuation	1,722	—	—	1,722
Royalties and others	(237,021)	(104,245)	—	(341,266)
Depreciation, depletion and amortization	(430,717)	(262,081)	—	(692,798)
Other non-cash costs related to the transfer of conventional assets	(33,570)	—	—	(33,570)

Gross profit	804,723	479,614	—	1,284,337

Selling expenses	(139,867)	(45,758)	—	(185,625)
Administrative expenses	(102,917)	(28,778)	—	(131,697)
Other operating income	53,767	3,533	202,474	259,774
Other operating expenses	(747)	—	—	(748)
Profit (loss) from investments in associates	(30)	—	—	(30)

Operating profit	614,929	408,611	202,474	1,226,014

Interest income	12,582	81,582	—	94,164
Interest expense	(62,763)	(141,415)	(24,677)	(228,855)
Other financial income (expense)	22,721	—	(23,233)	(512)

Financial income (expense), net	(27,461)	-59,833	(47,910)	(135,204)

Profit before income tax	587,468	348,778	154,564	1,090,810

Income tax (expense)	(63,911)	77,207	24,114	37,410

Profit for the period	523,557	425,985	178,678	1,128,220

Other comprehensive income
Other comprehensive income that shall not be reclassified to profit (loss) in subsequent periods
Profit (loss) from actuarial remediation related to defined benefit plan	(10,200)	—	—	(10,200)
Deferred income tax (expense) benefit	3,570	—	—	3,570
Other comprehensive income	(6,630)	—	—	(6,630)

Total comprehensive profit for the period	516,927	425,985	178,678	1,121,590

Adjusted EBITDA	1,079,246	670,692	—	1,749,938
Adjusted EBITDA Margin	64%	74%	—	68%
Adjusted Net Income	210,168	210,697	(31,928)	388,937
Leverage Ratio	1.34	N/A	N/A	N/A
Net Leverage Ratio	0.84	N/A	N/A	N/A

(1)

“Vista Argentina + AFBN” column reflects Vista Argentina’s statement of profit or loss for the year ended December 31, 2024, giving pro forma effect to the intercompany merger between Vista Argentina and our subsidiary AFBN S.R.L. (which became effective on January 1, 2025), as if such transaction had occurred on January 1, 2022.

(2)

“PEPASA” column reflects certain reclassifications made during the auditing process of PEPASA’s financial statements for the year ended December 31, 2024. As a result of these reclassifications, PEPASA’s lifting cost (calculated as Operating costs divided by total production for the period) for the year ended on December 31, 2024, was updated to 4.7 $/boe (compared to the 4.1 $/boe previously reported).

Pro Forma Statement of Financial Position

(Amounts expressed in thousands of U.S. dollars)

	As of March 31, 2025
	Vista Argentina	PEPASA	PEPASA Pro forma adjustments	Vista Argentina + PEPASA Pro forma Consolidated
Assets
Noncurrent assets
Property, plant and equipment	3,008,453	1,594,064	—	4,602,517
Goodwill	36,244	—	—	36,244
Other intangible assets	15,139	—	—	15,139
Right-of-use assets	89,226	499	—	89,725
Biological assets	11,408	—	—	11,408
Investments in associates	49,930	—	—	49,930
Trade and other receivables	387,159	133,014	—	520,173
Deferred income tax assets	75,353	36,682	(32,527)	79,508
Total noncurrent assets	3,672,912	1,764,259	(32,527)	5,404,644
Current assets
Inventories	16,044	1,451	—	17,495
Trade and other receivables	246,801	188,072	—	434,873
Cash, bank balances and other short-term investments	597,872	58,132	(599,687)	56,317
Total current assets	860,717	247,655	(599,687)	508,685

Total assets	4,533,629	2,011,914	(632,213)	5,913,330

Equity and liabilities
Equity

Total equity	1,669,425	1,446,429	(1,243,955)	1,871,899

Liabilities
Noncurrent liabilities
Provisions	28,341	12,013	—	40,354
Defined benefit plan	16,045	—	—	16,045
Borrowings	1,524,832	—	300,000	1,824,832
Lease liabilities	33,485	184	—	33,669
Salaries and payroll taxes	25,973	—	—	25,973
Trade and other payables	77,118	195,012	311,742	583,872
Total noncurrent liabilities	1,705,794	207,209	611,742	2,524,745
Current liabilities
Provisions	4,037	—	—	4,037
Salaries and payroll taxes	20,896	562	—	21,458
Borrowings	182,191	50,505	—	232,696
Lease liabilities	42,633	410	—	43,043
Income tax liability	427,186	116,859	—	544,045
Other taxes and royalties	36,241	7,733	—	43,974
Trade and other payables	445,226	182,207	—	627,433
Total current liabilities	1,158,410	358,276	—	1,516,686

Total liabilities	2,864,204	565,485	611,742	4,041,431

Total equity and liabilities	4,533,629	2,011,914	(632,213)	5,913,330

Definitions and Methodology

•

The information included herein regarding estimated quantities of proved reserves as of December 31, 2024 is derived from the reports dated January 27, 2025 and May 22, 2025, prepared by DeGolyer and MacNaughton for Vista’s concessions located in Argentina and Mexico and for La Amarga Chica concession, respectively.

•	Oil and NGL include crude oil and condensate, C5+ and NGL; NGLs represent 5.5% of PEPASA total reserves and less than 1% of Vista total reserves (before the PEPASA Acquisition).

•	Natural gas consumption represented 10% of PEPASA’s total natural gas reserves (consumption plus natural gas sales) as of December 31, 2024.

•	Net production volumes are measured based on PEPASA’s working interest. There was no production due to others during the applicable periods.

•	Units:

•	$MM: million U.S. Dollars

•	Bbl: barrels

•	Bbl/d: barrels per day

•	Boe: barrels of oil equivalent

•	Boe/d: Barrels of oil equivalent per day

•	Mcf: thousand cubic feet

•	MMm3: million cubic meters

•	MMboe: million barrels of oil equivalent

•	Conversion metrics:

•	1 cubic meter of oil = 6.2898 barrels of oil

•	1,000 cubic meters of gas = 6.2898 barrels of oil equivalent

•	Note on the tables of this document. Totals in tables might not add-up to the components of the individual lines due to rounding.

Forward-Looking Statements

Any statements contained herein or in the attachments hereto regarding Vista that are not historical or current facts are forward-looking statements. These forward-looking statements convey Vista’s current expectations or forecasts of future events. Vista undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of anticipated events. Forward-looking statements regarding Vista involve known and unknown risks, uncertainties and other factors that may cause Vista’s actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. Certain of these risks and uncertainties are described in the “Risk Factors,” “Forward-Looking Statements” and other applicable sections of Vista’s annual report filed with the SEC on Form 20-F and other applicable filings with the SEC and Vista’s latest annual report available on the Mexican Stock Exchange’s (Bolsa Mexicana de Valores, S.A.B. de C.V.) website: www.bmv.com.mx, the Mexican National Banking and Securities Commission’s (Comisión Nacional Bancaria y de Valores) website: www.gob.mx/cnbv and our website: www.vistaenergy.com.

Enquiries:

Investor Relations:

ir@vistaenergy.com

Argentina: +54 11 3754 8500

Mexico: + 52 55 1555 7104

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 2, 2025

VISTA ENERGY, S.A.B. DE C.V.

By:	/s/ Alejandro Cherñacov
Name:	Alejandro Cherñacov
Title:	Strategic Planning and Investor Relations Officer